December 16, 2002

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated December 13, 2002, with respect to the appointment of Paul Tellier as President and Chief Executive Officer of Bombardier Inc. which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

12/26

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ____ day of ________, 2002.

____

Name:
Title:

PRESS RELEASE 02 DEC 17 AM 11:36

BOMBARDIER

PAUL TELLIER BECOMES PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BOMBARDIER

ROBERT E. BROWN LEAVES THE CORPORATION

Montréal, Dec. 13, 2002 - Bombardier announced today that Mr. Paul Tellier is appointed president and Chief Executive Officer of Bombardier Inc. and, effective immediately, Mr. Robert E. Brown is leaving the Corporation.

"The Board of Directors, at a special meeting held at the end of the day on Thursday, Dec. 12, 2002, appointed Mr. Paul Tellier, a director of the Corporation and, until now, president and CEO of Canadian National, as president and CEO of Bombardier Inc.," said Mr. Laurent Beaudoin, Chairman of the Board and of the Executive Committee of Bombardier. Mr. Tellier will take up his new responsibilities on Monday, Jan. 13, 2003. In the interim, Mr. Beaudoin will assume the CEO's functions.

Mr. Paul Tellier has held several top-level positions in the Canadian public service, including Clerk of the Privy Council. He has been president and CEO of the CN since Oct. 6, 1992.

"He is one of the country's most respected business leaders," Mr. Beaudoin said, "because of his vision, his competence and his leadership. I am very pleased that he has agreed to take up the challenges Bombardier must meet today in a complex environment that also offers good growth prospects."

"Mr. Brown," added Mr. Beaudoin, " asked to be relieved of his functions and the Board of Directors accepted his resignation at the same meeting."

Mr. Brown joined Bombardier in February 1987. He held senior positions at the Corporate level before going to the aerospace sector in 1990. He was president of Canadair and later of the Aerospace Group - North America. In April 1996, he was promoted President and Chief Operating Officer of Bombardier Aerospace, which included Short Brothers. He was appointed President and CEO of Bombardier Inc. in February 1999.

"Throughout his career at Bombardier," Mr. Beaudoin noted, "Mr. Brown's commitment, dedication and loyalty never failed. I am joined by the members of the Board and of the whole management team in expressing our sincere thanks."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481